Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-168936

July 26, 2011

Prospectus Supplement No. 2

Cytomedix, Inc.

Resale of up to 7,841,496 Shares of Common Stock

This prospectus amends the prospectus dated May 16, 2011 to allow resales, from time to time, of up to 7,841,496 shares of Common Stock on behalf of our shareholders, or Selling Shareholders, named in the section of this prospectus titled “Selling Security Holders.” The following shares may be offered, from time to time, for resale under this prospectus: (a) 4,128,631 shares of common stock underlying warrants issued in our April 2010 offering; (b) 1,333,334 shares of common stock underlying warrants pursuant to Guaranty Agreements entered into in our April 2010 offering; and (c) up to 2,379,531 shares of common stock that we have issued or may issue as dividends on the Series D Convertible Preferred Stock issued in our April 2010 offering.

Although we will pay substantially all the expenses incident to the registration of the shares, we will not receive any proceeds from the sales by the Selling Stockholders. We will, however, receive proceeds if the warrants are exercised; to the extent we receive such proceeds, they will be used for working capital purposes.

Our common stock is presently quoted for trading under the symbol “CMXI” on the OTC Bulletin Board. On July 21, 2011, the last sales price of the common stock, as reported on the OTC-BB was $0.40 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on July 20, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated May 16, 2011, and prospectus supplement no. 1 dated May 17, 2011, which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is July 26, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 8-K
______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 15, 2011

______________

Cytomedix, Inc.
(Exact name of registrant as specified in its charter)
______________

Delaware	01-32518	23-3011702
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

209 Perry Parkway, Suite 7, Gaithersburg, MD 20877
(Address of Principal Executive Office) (Zip Code)

240-499-2680
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreement.

           The registrant hereby incorporates by reference the disclosure made in Item 2.03 below.

Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On July 15, 2011, Cytomedix, Inc. (the “Company”) entered into a Letter Agreement (the “Agreement”) with an unaffiliated third party, JMJ Financial Group Inc. (“JMJ”), relating to a private placement of up to $1.3 million in principal amount of a three-year convertible promissory note (the “JMJ Note”) providing for advances in the following amounts: (i) $600,000 paid to the Company at the closing of the investment on July 18, 2011, (ii) $200,000 to be paid to the Company within 60 days of the closing of this investment provided that (a) there is no event of default at the time of such payment and (b) the trading volume of the Company’s common stock for the previous 22 trading days is at least $500,000, and (iii) on a best efforts basis and at JMJ’s election to pay the remaining amount commencing 210 days following the closing of the investment, in monthly installments of $150,000, but in no case later than the maturity date of the note, which payment amount and schedule may be changed, subject to JMJ’s discretion upon written notice to the Company. JMJ has the option to provide additional funding of up to $1.5 million on substantially the same terms. In the event JMJ elects to execute an additional note in the amount of $500,000 and to enforce the conversion “ceiling” (discussed below), the Company may elect to cancel within three days of JMJ’s execution in exchange for a one-time penalty in the amount of 20% of the unfunded amount, which can be added either to the balance of the note or paid in cash, at the Company’s discretion. Finally, in the event JMJ elects to execute additional notes in an additional amount of up to $1 million, the Company may elect to cancel such notes at no fee or penalty. The JMJ Note is convertible into shares of the Company’s common stock based on 80% of the average of the three lowest closing prices in the 20 trading days prior to the date of conversion. The JMJ Note bears a one-time 4% interest charge, which can be paid in shares of common stock at the conversion rate. The conversion is subject to a “ceiling” of $0.80 per share which is applicable to the initial $800,000 of the funding, and a “floor” of $0.25 per share. The JMJ Note may not be prepaid by the Company unless approved by JMJ. JMJ’s funding obligations are secured and collateralized over the remainder of the three-year period. The JMJ Note also includes customary default provisions related to payment of principal and interest and bankruptcy or creditor assignment. In addition, it will constitute an event of default under the JMJ Note if the Company is not be eligible to transfer shares by DWAC/FAST or becomes delinquent in its filings with the Securities and Exchange Commission. The foregoing description of the Letter Agreement and JMJ Note does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such agreements and documents.

On July 15, 2011, the Company also entered into Subscription Agreements with four of its existing shareholders in connection with the sale of the Company’s 12% convertible promissory notes maturing on March 31, 2012 (the “Notes”) for a total investment in the amount of $600,000 (the “Note Offering”). The Notes bear interest at the rate of 12% per annum that is payable quarterly commencing on September 30, 2011. The Note holders may, at their option, at any time prior to the maturity date of the Note, convert the unpaid principal amount and accrued interest into shares of the Company’s common stock, which number is determined by dividing the Note conversion amount by the conversion price equal to 90% of the volume-weighted average price for the 10 trading days prior to the conversion date, subject to a conversion “ceiling” of $0.50 per share. The Notes may be prepaid at any time after January 12, 2012, without premium or penalty. The Subscription Agreement and the Notes contain other terms and provisions that are customary for instruments of this nature. The foregoing description of the Subscription Agreement and the Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such agreements and documents.

All investors in the JMJ Offering and the Note Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)), and the Company sold the securities in each respective offering in transactions not involving a public offering and in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act. The securities sold in each respective offering may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Other than disclosed above, there are no discounts or brokerage fees associated with either offering. The net proceeds of such offerings will be used for general corporate and working capital purposes.

Item 3.02    Unregistered Sales of Equity Securities

           The registrant hereby incorporates by reference the disclosure made in Item 2.03 above.

 Item 7.01    Regulation FD Disclosure

           Attached, as Exhibit 99.1, is the press release issued in connection with the foregoing events. The information in Exhibit 99.1 is not “filed” pursuant to the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any Securities Act registration statements. Additionally, the submission of this report on Form 8-K is not an admission as to the materiality of any information in this report that is required to be disclosed solely by Regulation FD.

Item 9.01    Financial Statement and Exhibits

(d)	Exhibits.

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Cytomedix, Inc.

By:	/s/ Martin P. Rosendale
Martin P. Rosendale Chief Executive Officer

Date:  July 20, 2011

Cytomedix Completes Two Convertible Note Financings

GAITHERSBURG, Md. (July 20, 2011) – Cytomedix, Inc. (OTC/BB: CMXI) (the “Company”), a leading developer of biologically active regenerative therapies for wound care, inflammation and angiogenesis, today announced that it has closed two convertible note financings with new and existing investors, raising gross proceeds of $1.2 million at closing.

The Company placed a three year convertible note with a single accredited investor totaling $1.3 million with an initial funding of $600,000 available at closing, another $200,000 available within 60 days of the closing date provided certain conditions are met, and the remaining $500,000 anticipated to be available in monthly installments beginning in February 2012. Thereafter, another $1.5 million may become available to the Company on substantially the same terms, upon mutual agreement of the parties.  The notes carry a one-time 4% interest charge payable upon issuance and are convertible at a discount to future market prices of the Company’s common stock determined at the time of conversion with the initial $800,000 of the funding subject to a conversion ceiling of $0.80 per share.

The Company also placed an aggregate of $600,000 in 12% short-term convertible notes with several accredited investors and long term shareholders of the Company. Quarterly cash interest payments under these notes will commence on September 30, 2011, with the notes maturing on March 31, 2012. The notes are convertible at a discount to future market prices at the time of conversion and have a conversion ceiling of $0.50 per share.

The proceeds from the foregoing transactions will be used for general corporate and working capital purposes.

“We are pleased to complete these financings that provide us with timely capital at a reasonable cost,” commented Martin P. Rosendale, Cytomedix CEO. “This funding will further facilitate our achievement of near-term milestones as we target operational cash flow break-even over the next twelve months.”

All securities described in this news release were sold to “accredited investors” as defined under federal securities laws in reliance upon an exemption from registration. For a complete description of the foregoing transactions and terms of the securities, please refer to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2011.

1

This press release is not an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Cytomedix, Inc.

Cytomedix develops, sells and licenses regenerative biological therapies primarily for wound care, inflammation and angiogenesis.  The Company markets the AutoloGel™ System, a device for the production of platelet rich plasma (“PRP”) gel derived from the patient’s own blood for use on a variety of exuding wounds; the Angel® Whole Blood Separation System, a blood processing device and disposable products used for the separation of whole blood into red cells, platelet poor plasma (“PPP”) and PRP in surgical settings; and the activAT® Autologous Thrombin Processing Kit, which produces autologous thrombin serum from PPP.  The activAT® kit is sold exclusively in Europe and Canada, where it provides a completely autologous, safe alternative to bovine-derived products.  The Company is pursuing a multi-faceted strategy to penetrate the chronic wound market with its products, as well as opportunities for the application of AutoloGel™ and PRP technology into other markets such as hair transplantation and orthopedics while actively seeking complementary products for the wound care market. Cytomedix also seeks to monetize other product candidates in its pipeline through strategic partnerships, out-licensing or sale.  Most notably is its anti-inflammatory peptide (designated CT-112), which has shown promise in preclinical testing.  Additional information regarding Cytomedix is available at www.cytomedix.com.

Safe Harbor Statement

Statements contained in this communication not relating to historical facts are forward-looking statements that are intended to fall within the safe harbor rule for such statements under the Private Securities Litigation Reform Act of 1995. The information contained in the forward-looking statements is inherently uncertain, and Cytomedix’s actual results may differ materially due to a number of factors, many of which are beyond Cytomedix’s ability to predict or control, including among others, the likelihood of obtaining a positive reimbursement determination on the submission, the likelihood and the extent of beneficial effect of such determination on CMS costs and care, viability and effectiveness of the Company’s sales approach and overall marketing strategies, the outcome of development or regulatory review of CT-112, commercial success or acceptance by the medical community, competitive responses, the Company's ability to raise additional capital and to continue as a going concern, and Cytomedix's ability to execute on its strategy to market the AutoloGel™ System as contemplated, the Company’s ability to successfully integrate the Angel® and activAT® product lines into its existing business, to assume and satisfy certain liabilities related to the Angel® and activAT® product lines. To the extent that any statements made here are not historical, these statements are essentially forward-looking. The Company uses words and phrases such as “believes", "forecasted," "projects," "is expected," "remain confident," "will" and/or similar expressions to identify forward-looking statements in this press release. Undue reliance should not be placed on forward-looking information. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual events to differ from the forward-looking statements. More information about some of these risks and uncertainties may be found in the reports filed with the Securities and Exchange Commission by Cytomedix, Inc. Cytomedix operates in a highly competitive and rapidly changing business and regulatory environment, thus new or unforeseen risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. Except as is expressly required by the federal securities laws, Cytomedix undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason. Additional risks that could affect our future operating results are more fully described in our U.S. Securities and Exchange Commission filings, including our Annual Report for the year ended December 31, 2010, filed with the SEC and other subsequent filings. These filings are available at http://www.sec.gov.

Contacts:
Cytomedix, Inc.	Lippert/Heilshorn & Associates
David Jorden, Executive Board Member	Anne Marie Fields
Martin Rosendale, CEO	(afields@lhai.com)
Andrew Maslan, CFO	(212) 838-3777
(240) 499-2680	Bruce Voss
(bvoss@lhai.com)
(310) 691-7100